UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding Status and Completion of Repurchase of Own Shares

(Repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law,

in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law

and its Articles of Incorporation)

Tokyo, December 26, 2016 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces the status of repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law of Japan, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law and Article 44 of the Articles of Incorporation of MUFG, as set forth below.

The repurchase of own shares pursuant to the resolution of the meeting of the Board of Directors held on November 14, 2016 has completed as a result of the following repurchase.

1.	Type of shares that were repurchased:	Ordinary shares of MUFG

2.	Aggregate number of shares that were repurchased:	71,031,700 shares

3.	Aggregate amount of repurchase price:	JPY 52,363,999,452

4.	Repurchase period:	From December 1, 2016 to December 22, 2016 (on a contract basis)

5.	Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

1.	Contents of the resolution of the meeting of the Board of Directors held on November 14, 2016

(1)	Type of shares to be repurchased:	Ordinary shares of MUFG

(2)	Aggregate number of shares to be repurchased:	Up to 230,000,000 shares (Equivalent to 1.69% of the total number of issued shares (excluding own shares))

(3)	Aggregate amount of repurchase price:	Up to JPY 100,000,000,000

(4)	Repurchase period:	From November 15, 2016 to December 31, 2016

(5)	Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2.	Cumulative aggregate number of, and aggregate amount of repurchase price, of shares that were repurchased pursuant to the above resolution of the meeting of the Board of Directors

(1)	Aggregate number of shares that were repurchased:	142,238,800 shares

(2)	Aggregate amount of repurchase price:	JPY 99,999,993,960

*        *        *

Contact:

Mitsubishi UFJ Financial Group    Corporate Communications Division    Media Relations Office

81-3-3240-7651

This notice is published in order to publicly announce MUFG’s repurchase of its own shares and has not been prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.